APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

WHEELHOUSE CAPITAL INVESTMENTS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

and

INDEPENDENT ACCOUNTANTS'
REVIEW REPORT

For the Year Ended December 31, 2018
And the Three-Months Ended March 31, 2019

Table of Contents

Consolidated Statements of Financial Condition...1

Consolidated Statements of Operations..2

Consolidated Statements of Cash Flows 3

Consolidated Statements of Stockholder's / Member's Equity 4

Consolidated Statements of Retained Deficit 4

Notes to Consolidated Financial Statements 5-34

  Supplemental Schedules 35

    Consolidated Supplemental Schedule of Marketing, Selling and General & Administrative Expenses at 12/31/18 36

    Consolidated Supplemental Schedule of Marketing, Selling and General & Administrative Expenses at 3/31/19 37

    Consolidated Yearly Expenses From Inception: By Company at 12/31/18 38

      Yearly Expenses From Inception – Wicked Frosty Farms, LLC. at 12/31/18................................39

      Yearly Expenses From Inception – Dublivery Services, LLC. at 12/31/18...................................40

      Yearly Expenses From Inception – Noble Venture Manufacturing, Inc. at 12/31/18.....................41

    Consolidated Yearly Expenses From Inception: By Company at 3/31/19 42

      Yearly Expenses From Inception – Wicked Frosty Farms, LLC. at 3/31/19..................................43

      Yearly Expenses From Inception – Dublivery Services, LLC. at 3/31/19......................................44

      Yearly Expenses From Inception – Noble Venture Manufacturing, Inc. at 3/31/19.......................45

      Yearly Expenses From Inception – Wheelhouse Capital Investments, Inc. at 3/31/19 46





INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Wheelhouse Capital Investments, Inc. and Subsidiaries
Salem, MA 01970

We have reviewed the accompanying consolidated financial statements of **Wheelhouse Capital Investments, Inc. and Subsidiaries (**a Massachusetts C-corporation), which comprise the consolidated statements of financial condition as of December 31, 2018 and March 31, 2019, and the related statements of operations, changes in stockholders' equity/members' equity (deficit) and cash flows for the year and three month period then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

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Supplementary Information

The supplementary information is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information is the representation of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the consolidated financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic consolidated financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Rucci, Bardaro & Falzone, PC

Rucci, Bardaro & Falzone, PC
Certified Public Accountants
Woburn, Massachusetts

April 18, 2019



Wheelhouse Capital Investments, Inc.

Consolidated Statements of Financial Condition
December 31, 2018 and March 31, 2019

See Independent Accountants' Review Report

	12/31/18	3/31/19
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ -	$ -
Accounts receivable, net	-	-
Common Stock Subscriptions Receivable	2,850	8,151
Prepaid expenses and other current assets	325	-
Total Current Assets	3,175	8,151
Property, Plant and Equipment		
Property, Plant and Equipment – Net	-	-
Total Property, Plant and Equipment – net	-	-
Non-Current Assets		
Non-Current Assets – net of Amortization	-	-
	-	-
Total Non-Current Assets	-	-
Total Assets	$ 3,175	$ 8,151

LIABILITIES and STOCKHOLDER'S/MEMBER'S EQUITY

	12/31/18	3/31/19
Current Liabilities		
Current portion of Long-Term Liabilities	$ -	$ -
Accounts Payable – Trade	4,170	7,674
Accounts payable – related parties	-	-
Accrued operating expenses	-	-
Corporate Income Taxes Payable	456	456
Due to Shareholders	43,259	48,076
Total Current Liabilities	47,885	56,206
Long-Term Liabilities		
Long-Term Liabilities	-	-
Total Long-Term Liabilities	-	-
Stockholder's / Member's Equity		
Common Membership Units (3,000 Units issued)	3,000	3,000
Common Stock (1,353,000 Shares Authorized, 7,450 Shares issued and outstanding)	1,500	7,450
Retained Deficit	(49,210)	(58,505)
Total Stockholder's Equity	(44,710)	(48,055)
Total Liabilities and Stockholder's / Member's Equity	$ 3,175	$ 8,151

See accompanying notes to the financial statements



Wheelhouse Capital Investments, Inc.

Consolidated Statements of Operations

For the Year ended December 31, 2018 and the Three-Months Ended March 31, 2019

See Independent Accountants' Review Report

	12/31/18	3/31/19
Sales - Net	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit	-	-
Marketing & Selling	6,821	-
General and Administrative	37,437	9,295
Other Income (Expense)		
Interest Income	-	-
Interest Expense	-	-
Total Other Income (Expense)	-	-
Net Income (Loss) Before Income Taxes	(44,258)	(9,295)
Income Taxes		
Federal Income Tax	-	-
State Income Tax – Ma	456	-
Total Income Taxes	456	-
Net Loss	(44,714)	(9,295)

See accompanying notes to the financial statements



Wheelhouse Capital Investments, Inc.

Consolidated Statements of Cash Flows

For the Year ended December 31, 2018 and the Three Months Ended March 31, 2019

See Independent Accountants' Review Report

	12/31/18	3/31/19
Cash Flows from Operating Activities:		
Net loss	$ (44,714)	$ (9,295)
Adjustments to reconcile net loss to net cash provided by operations:		
Depreciation and Amortization Expense	-	-
(Increase) Decrease in Current Assets:		
Accounts Receivable		
Common Stock Subscriptions Receivable	(900)	(5,301)
Intercompany Receivables		
Prepaids and Other Current Assets	(325)	325
Inventories		
Increase (Decrease) in Current Liabilities:		
Accounts Payable	4,170	3,504
Accrued Operating Expenses	-	-
Corporate Income Taxes Payable	456	-
Due to Shareholder's	39,813	4,817
Net Cash Provided by Operating Activities	(1,500)	(5,950)
Cash Flows from Investing Activities:		
Purchase of Property, Plant and Equipment	-	-
Investment in Non-Current Assets	-	-
Proceeds from the Sale of Property, Plant and Equipment	-	-
Net Cash Used in Investing Activities	-	-
Cash Flows from Financing Activities:		
Proceeds from Loans	-	-
Payments on Loans	-	-
Common Stock Issues	1,500	5,950
Proceeds from Member Interests issued	-	-
Dividends Paid	-	-
Net Cash Provided (Used) by Financing Activities	1,500	5,950
Net Increase (Decrease) in Cash	-	-
Cash and Cash Equivalents, Beginning of Period	-	-
Cash and Cash Equivalents, End of Period	$ -	$ -

See accompanying notes to the financial statements

3



Wheelhouse Capital Investments, Inc.

Consolidated Statements of Stockholder's / Member's Equity

For the Year ended December 31, 2018 and the Three Months Ended March 31, 2019

See Independent Accountants' Review Report

	12/31/18	3/31/19
Stockholder's / Member's Equity, Beginning	$ (1,496)	$ (44,710)
Additions		
New Equity / Member Interests		
Common Stock	1,500	5,950
Member's Interests	-	-
Net Income	-	-
	1,500	5,950
Subtractions		
Treasury Stock	-	-
Dividends	-	-
Net Loss	(44,714)	(9,295)
	(44,714)	(9,295)
Stockholder's / Member's Equity, Ending	(44,710)	(48,055)

Consolidated Statements of Retained Deficit

For the Year ended December 31, 2018 and the Three Months Ended March 31, 2019

	12/31/18	3/31/19
Retained Deficit - Beginning of Period	$ (4,496)	$ (49,210)
Adjustments		
Prior Period Adjustments	-	-
Other Adjustments	-	-
Total Adjustments	-	-
Net Loss	(44,714)	(9,295)
Dividends	-	-
Retained Deficit – End of Period	(49,210)	(58,505)

See accompanying notes to the financial statements

4



Wheelhouse Capital Investments, Inc.

Notes to Consolidated Financial Statements

December 31, 2018 and March 31, 2019
See Independent Accountants' Review Report

NOTE 1:   NATURE OF OPERATIONS

Wheelhouse Capital Investments, Inc., (WCI or the Company) is a Massachusetts, domestic for-profit entity, formed on March 18, 2019 under the General Laws of the Commonwealth of Massachusetts with its principal place of business in Salem, Massachusetts.

The purpose of the Company is that of a holding-operating company. The principal activity of the company is that of investment holdings.

The Company's mission is to fund and develop companies including those that provide high-quality, safe and affordable cannabis products; to help establish stability and opportunity in the lives of its employees; and to foster communities that allow citizens from all ethnic, social and economic backgrounds to live in dignity, harmony and mutual respect.

The Company is committed to strategically utilizing its strong cannabis, management and financial skillsets to increase the availability of affordable, high-quality, and safe cannabis products in Massachusetts. The Company intends to raise funds to invest in companies; particularly in cultivation and manufacturing operations to leverage new funding and cannabis opportunities. WCI plans to open and/or purchase operating companies to be in new or rehabilitated properties each year in response to the needs of the customers and consumers we serve.

WCI is affiliated, and under common board control, with other for-profit corporations which have been formed either as supporting entities to WCI, or as instruments to further WCI's organizational objectives. Our subsidiaries and affiliates will operate in the cannabis industry to perform cultivation, manufacturing, and delivery services to other licensed entities and individuals.

References herein to "we," "us," "our," "its" the "Company" refer to Wheelhouse Capital Investments, Inc., and its consolidated subsidiaries unless the context specifically requires otherwise

Currently, there are four entities (including WCI) that are included in these consolidated financial statements. The companies are as follow:

- **Wheelhouse Capital Investments, Inc. (WCI)** – the parent holding company of Wheelhouse America, Inc, is a Massachusetts, domestic for-profit entity, formed on March 18, 2019 under the General Laws of the Commonwealth with its principal place of business in Salem, Massachusetts. This entity is currently 100% owned by individuals who also hold interests in and control all the other related entities.   After restructuring, the company will own approximately 80% of Wheelhouse America, Inc

5



NOTE 1:   NATURE OF OPERATIONS - Continued

- **Noble Venture Manufacturing, Inc. (NVM)** – is the intended cannabis manufacturing entity within the Commonwealth and is a Massachusetts, domestic for-profit entity, which was formed on October 12, 2018 under the General Laws of the Commonwealth with its principal place of business in Salem, Massachusetts. This entity is currently 100% owned by individuals holding common ownership and/or control with WCI, WA, WFF-Ma and all other related entities. This entity will contract with WFF-Ma and other related entities to provide manufacturing, extraction, processing and refining of cannabis plants and plant material and to accomplish related goals.

- **Dublivery Services, LLC. (DS)** - is the intended cannabis delivery entity in the Commonwealth and is a Massachusetts, domestic for-profit entity, which was formed on October 3, 2017 under the General Laws of the Commonwealth with its principal place of business in Salem, Massachusetts. This entity is currently an LLC and will be restructured into a C-Corporation shortly. This entity is currently 100% owned by individuals holding common ownership and/or control with WCI, WA, WFF-Ma and all other related entities. This entity will contract with WFF-Ma and other related entities in order provide delivery services (when this service is allowed by the Commonwealth) and to accomplish related goals. There has not been any activity in this company since inception except for minimal filing fees in the year or formation.

- **Wicked Frosty Farms, LLC (WFF)** - is the intended holder of all intellectual and other intangible property relating to our cannabis cultivation, manufacturing, delivery and other business activities in the United States, and is a domestic for-profit entity, which was formed on November 15, 2017 under the General Laws of the Commonwealth of Massachusetts with its principal place of business in Salem, Massachusetts. This entity will remain an LLC. This entity was originally formed to cultivate cannabis, but its purpose has been changed to an organization that will develop, acquire and license intellectual property. This entity is currently 100% owned by individuals holding common ownership and/or control with WCI, WA and WFF-Ma and all other related entities. This entity will contract with WFF-Ma and other related entities to accomplish related goals.



NOTE 1:   NATURE OF OPERATIONS - Continued

The following companies have not been included in these consolidated financial statements as they were formed after March 31, 2019:

- **Wheelhouse America, Inc. (WA)** – the parent company of all individual state companies (of which there is currently only one), is a Massachusetts, domestic for-profit entity, formed on April 5, 2019 under the General Laws of the Commonwealth with its principal place of business in Salem, Massachusetts. This company is approximately 80% owned by Wheelhouse Capital Investments, Inc. with the remaining ownership divided among individuals holding common ownership and/or control with WCI and all other related entities. After restructuring, this company will own approximately 80% of Wicked Frosty Farms-Ma, Inc. The only activities have been minimal filing fees related to formation which management considers immaterial to these financial statements. The activity of this entity has not been included in these consolidated financial statements.

- **Wicked Frosty Farms – Ma, Inc. (WFF-Ma)**– the intended cannabis license holder within the Commonwealth is a Massachusetts, domestic for-profit entity, formed on April 9, 2019 under the General Laws of the Commonwealth with its principal place of business in Salem, Massachusetts. This company is approximately 80% owned by Wheelhouse America, Inc. with the remaining ownership divided among individuals holding common ownership and/or control with WCI, WA and all other related entities. The only activities have been minimal filing fees related to formation which management considers immaterial to these financial statements. The activity of this entity has not been included in these consolidated financial statements. This entity is intended to be the main operating company and will be responsible for the cultivation, manufacturing and delivery (when allowed by law) of cannabis products and other merchandise within the State.

Several of the entities are undergoing restructuring. We expect all restructuring activities and the related filings will take place within the months of April and May 2019. Specifically, Dublivery Services, LLC will be reorganized into a C-Corporation by filing amended Articles of Organization with the Secretary of the Commonwealth.   Additionally, the Articles of Organization for several of the entities are being amended to add classified common shares and/or to add or change corporate directors, officers and addresses. All Corporations will have the same stock structure after the restructuring which includes the addition of Class B Common and a Class F Common shares. Class A Common stock shall have one vote per share. Class B Common stock shall be nonvoting. Class F shall have ten votes per share. With respect to dividend rights and rights on liquidation, winding up and dissolution, the Class A, Class B and Class F shall rank equal.



NOTE 1:   NATURE OF OPERATIONS - Continued

After restructuring is complete each corporation, except for WCI will have the following number of Common, no-par shares authorized:

- Common Class A   150,000
- Common Class B   50,000
- Common Class F   75,000

After restructuring is complete WCI will have the following number of Common, no-par shares authorized:

- Common Class A   290,000
- Common Class B   190,000
- Common Class F   595,000

The companies are development stage companies because substantially all their efforts are and have been devoted to establishing a new business, most of the principal operations have not yet begun, and there is no revenue to date. Our activities include financial planning, raising capital, acquiring all required licenses, research and development, personnel recruiting, training, and brand and market development.

As a development stage company, we follow generally accepted accounting principles applicable to operating enterprises in the preparation of our financial statements.

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year - The company's fiscal year ends on December 31 of each year.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Wheelhouse Capital Investments, Inc., and all our controlled subsidiary companies and affiliates. All significant intercompany accounts and transactions have been eliminated. Investments in business entities in which we do not have control, but we can exercise significant influence over operating and financial policies (generally 20% to 50% ownership) are accounted for using the equity method of accounting unless it can be clearly shown that the investment does not result in a significant amount of influence or control. Operating results of acquired businesses are included in the Consolidated Statements of Operations from the date of acquisition. Investments in business entities in which we do not have control or result in influence over the company are accounted for under the cost method as a long-term investment at the historical purchase price.



NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Principles of Consolidation - continued

We consolidate variable interest entities if we are deemed to be the primary beneficiary of the entity. Operating results for variable interest entities in which we are determined to be the primary beneficiary are included in the Consolidated Statements of Operations from the date such determination is made.

The consolidated financial statements include the accounts of Wheelhouse Capital Investments, Inc., Wicked frosty Farms, LLC, Noble Ventures Manufacturing, Inc. and Dublivery Services, LLC that are commonly controlled by the Company's shareholders, officers and/or board of directors. Other entities, over which the Company does not exercise majority control, or significant influence over operating and financial policies are not included in the consolidated financial statements. As of March 31, 2019, there were not any other companies over which the Company exercises majority control, or any significant influence over operating and financial policies.

Use of Estimates

The preparation of the Company's financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, sales and expenses, and accompanying notes including disclosures of contingent assets and liabilities. The Company bases these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. The accounting estimates used in the preparation of our Consolidated Financial Statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results may differ from these estimates.

Estimates are used for the following, among others:

- Revenue recognition
- Allowance for doubtful accounts and sales returns
- Inventory valuation and liability for purchase commitments with contract manufacturers and suppliers
- Goodwill impairments
- Income taxes
- Loss contingencies
- Useful lives for depreciation



NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Basis of Presentation

The Consolidated Financial Statements have been prepared on the accrual basis and in accordance with U.S Generally Accepted Accounting Principles ("US GAAP"). Under the accrual basis of accounting revenues are recorded when earned and expenses are recorded when a liability is incurred, regardless of the timing of related cash flows. The consolidated financial statements have been prepared under the historical cost convention, as disclosed in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company considers the characteristics of the asset or liability which market participants would consider when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such a basis, including for share-based payment transactions that are within the scope of ASC 505-50 and 718 Share-based Payment, leasing transactions that are within the scope of ASC 842 Leases, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in Inventories or value in use in Impairment of Assets.

The preparation of financial statements in conformity with GAAP requires management to exercise its judgement in the process of applying the Company's accounting policies. It also requires the use of certain critical accounting estimates and assumptions.

Cash Flow Presentation

The Consolidated Statement of Cash Flows has been prepared using the indirect method, which reconciles net earnings to cash flow from operating activities. The reconciliation adjustments include the removal of timing differences between the occurrence of operating receipts and payments and their recognition in net earnings. The adjustments also remove cash flows arising from investing and financing activities, which are presented separately from operating activities. Cash payments related to income taxes are classified as operating activities.



NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Financial Instruments

The Company's financial instruments including cash and cash equivalents, accounts receivable, and accounts payable are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The Company's Credit Facility is reported at carrying value which approximates fair value based on current rates applicable to similar instruments. Since considerable judgment is required to develop estimates of fair value, the estimates provided are not necessarily indicative of the amounts the Company could realize upon the purchase or refinancing of such instruments.

The Company did not have any financial instruments as of March 31, 2019.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and all highly-liquid short-term investments with original maturities of three months or less when purchased and the carrying amounts approximate fair value. The majority of payments due from financial institutions for the settlement of credit card and debit card transactions process within two business days and are, therefore, classified as cash and cash equivalents.

Restricted Cash and Cash Equivalents

The Company may be required to maintain a certain amount of cash in a segregated account. We expect that the actual amount, if any, will not exceed $5,000 per license.

The amount of restricted cash held is primarily used to support the liquidity requirement imposed by the Cannabis Control Commission.

As of March 31, 2019, the Company did not have any cash or cash equivalents.

Concentrations of Risk

Cash and cash equivalents will be maintained at several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and will be maintained with financial institutions with reputable credit and therefore bear minimal credit risk. The Company seeks to mitigate such risks by spreading its risk across multiple counterparties and monitoring the risk profiles of these counterparties.



NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Concentrations of Risk

At certain times, the amount of funds available to the company may be significant. It is expected that during and after major equity fundraising, but before major construction begun, or has been completed, the Company will have significant cash that will have to be managed and protected concentration of risk. This risk might be mitigated by purchasing short term treasury notes.

The Company will perform ongoing credit evaluations of its customers and, with the exception of certain financing transactions, may not require collateral from its customers. The Company's customers are primarily in the cannabis manufacturing and retail markets. The Company receives certain of its supplies from sole suppliers. The inability of a contract manufacturer or supplier to fulfill supply requirements of the Company could materially impact future operating results.

Investments

Investments in partnerships, joint ventures and less-than-majority-owned subsidiaries in which we have significant influence are accounted for under the equity method.

The Company assesses equity method investments for other-than-temporary impairment in accordance with GAAP.

Investments, exclusive of cash equivalents, with a stated maturity date of one year or less from the balance sheet date or that are expected to be used in current operations, are classified as short-term investments. The Company's trading securities are also classified as short-term investments. All other investments are classified as long-term.

Investment securities that are classified as available-for-sale are carried at fair value with unrealized gains and losses included in accumulated other comprehensive income (loss) in shareholders' equity.

As of December 31, 2018, and March 31, 2019, the Company did not own any investments.

Inventory

The Company uses the full absorption inventory cost method for all cultivation and manufacturing products. As such the full absorption inventory cost method provides additional capitalized deductions that increase Cost of Goods Sold (COGS).



Wheelhouse Capital Investments, Inc.

Notes to Consolidated Financial Statements - continued

December 31, 2018 and March 31, 2019
See Independent Accountants' Review Report

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Inventory

Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis.

The Company produces its financial statements pursuant to generally accepted accounting principles (GAAP) and therefore (for tax purposes) it is governed by the 1982 version of §1.471-(c)(2)(iii) which allows the allocation of additional costs to inventory pursuant to GAAP.

The Company provides inventory write-downs based on excess and obsolete inventories determined primarily by future demand forecasts. The write down is measured as the difference between the cost of the inventory and market based upon assumptions about future demand and charged to a valuation (contra) account for inventory, which is a component of cost of sales. If the amount of the loss on write-down of inventory is relatively small, it is reported on the income statement as part of the cost of goods sold. If the amount of the loss on write-down of inventory is significant it is reported as a separate line on the statement of operations. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. In addition, the Company records a liability for firm, noncancelable, and unconditional purchase commitments with contract manufacturers and suppliers for quantities in excess of the Company's future demand forecasts consistent with its valuation of excess and obsolete inventory.

Several factors may influence the realizability of our inventories, including regulatory changes and/or our decision to exit a product line, technological changes and new product development.

Merchandise inventory (non-cannabis products)

Merchandise inventory (non-cannabis products) is valued at the lower of cost or market (determined using current replacement cost or market value) using the first-in, first-out method of inventory accounting. The cost of inventory also includes certain costs associated with the preparation of inventory for resale.

The Company records an inventory reserve for the anticipated loss associated with selling inventories below cost. This reserve is based on management's current knowledge with respect to inventory levels, sales trends and historical experience. Management does not believe the Company's merchandise inventories are subject to significant risk of obsolescence in the near term, and management has the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns could result in the need for reserves.



NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Merchandise inventory (non-cannabis products)
The Company also records an inventory reserve for the estimated shrinkage between physical inventories. This reserve is based primarily on actual shrink results from previous physical inventories. Changes in the estimated shrink reserve may be necessary based on the timing and results of physical inventories. The Company receives funds from vendors in the normal course of business, principally as a result of purchase volumes, sales, early payments or promotions of vendors' products, which generally do not represent the reimbursement of specific, incremental and identifiable costs incurred by the Company to sell the vendor's product. These funds are treated as a reduction in the cost of inventory as the amounts are accrued and are recognized as a reduction of cost of sales when the inventory is sold. The Company develops accrual rates for vendor funds based on the provisions of the agreements in place. Due to the complexity and diversity of the individual vendor agreements, the Company intends to perform analyses and review historical trends throughout the year and confirm actual amounts with select vendors to ensure the amounts earned are appropriately recorded. Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected annual purchase volumes, especially in the case of programs that provide for increased funding when graduated purchase volumes are met.

Cannabis Flower Inventory
Cannabis Flower Inventory is valued at lower of cost or market

Crops are an inventoriable item. The costs, both direct and indirect, that go into the growing of crops are accumulated until the crop is harvested. Cannabis crops can take up to five months to mature or be ready for harvest; because of this, the costs going into them will be deferred until the point of harvest. Once the crops are harvested, there are additional processes that are performed that are not possible before the crops are harvested. These costs can occur in a subsequent year. Additional costs of crops, such as the soil preparation, are also deferred and later get allocated to the crop that is being grown in the soil. All harvested and purchased cultivation products held for sale or for seed are included in inventory. Also, supplies acquired for sale or that become a physical part of items held for sale are included in inventory.

Manufactured Products
Manufactured Product inventory is valued at lower of cost or market using the full absorption method.



NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Land, Buildings and Equipment and Equipment on Operating Leases.
Property, plant and equipment is stated at cost (reduced by accumulated depreciation) except for assets acquired using acquisition accounting, which are recorded at fair value. The cost of additions and substantial improvements to property, plant and equipment is capitalized. The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses. Property, plant and equipment is depreciated using straight-line methods over their estimated economic lives.

The Company uses the following periods to compute depreciation and amortization:

Buildings and Building Improvements	25 years
Cultivation and Manufacturing equipment	3 - 20 years
Other Equipment	Up to 5 years
Marketing Equipment	Up to 5 years
Sales Equipment	Up to 5 years
Office Equipment	Up to 5 years
Furniture and Fixtures	5 years
Computer Systems	3 to 5 years
Software (developed internally)	3 years
Operating Lease assets	Based on lease term
Leasehold Improvements or 5 Years	Shorter of remaining lease term

Costs associated with major additions are capitalized and depreciated. Capital assets are expected to yield future benefits and have useful lives which exceed one year. Capital assets are defined by the Company as assets with an initial, individual cost of more than $500 (record capitalization amount) and an estimated useful life in excess of one year.

15



NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Land, Buildings and Equipment and Equipment on Operating Leases - continued
Property, plant and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.

Leases
For lease agreements that provide for escalating rent payments or free-rent occupancy periods, the Company recognizes rent expense on a straight-line basis over the non-cancelable lease term and option renewal periods where failure to exercise such options would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. The lease term commences on the date that the Company takes possession of or controls the physical use of the property. Deferred rent is included in other liabilities (non-current) on the Consolidated Statement of

Revenue Recognition
The Company recognizes revenues (net of sales tax if applicable), when sales transactions occur, customers take possession of the product (when title passes) and when the products are accepted by the customer. Delivery does not occur until product has been shipped or services have been provided to the customer, risk of loss has transferred to the customer and either customer acceptance has been obtained, customer acceptance provisions have lapsed, or the company has objective evidence that the criteria specified in the customer acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved. Title to the product, ownership and risk of loss transfer to the customer on the date of shipment or the date of receipt by the customer depending on individual contract terms. A provision for anticipated product returns is provided through a reduction of sales and cost of sales in the period that the related sales are recorded. Revenues from third-part product manufacturing services are recognized when the manufacturing is completed. Revenues from contracted specialty batch cultivation and/or manufacturing, which include specialty strains, oils, extracts tinctures, balms, and returned product credits, are deferred and recognized when the product sales transactions occur, and customers take possession of the Product.



NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue Recognition - continued

When required as part of providing cultivation or manufacturing services, revenues and associated expenses related to nonrefundable, upfront service setup fees are deferred and recognized over the associated service contract period. If no service contract exists, those fees are recognized over the average production period. Associated expenses are deferred only to the extent of such deferred revenue. For contracts that involve the bundling of product and/or services, revenue is allocated to the services based on their relative fair value.

Deferred revenues associated with amounts received for which customers have not yet taken possession of merchandise or for which manufacturing has not yet been completed are recorded as a liability. The Company recognizes income from unredeemed returned product credits at the point at which redemption becomes remote. The Company's product return credits have no expiration date or dormancy fees. Therefore, to determine when redemption is remote, the Company analyzes an aging of the unredeemed product return credits based on the date of last sale from us.

The Company recognizes revenue when the amount of revenue and related cost can be reliably measured, it is probable that the collectability of the related receivables is reasonably assured and when the specific criteria for each of the Company's activities are met as follows:

(a) **Sale of cultivated product – Flower**.   The Company sells cultivated cannabis products only to other Massachusetts licensed manufacturers and retailers. Revenue from these sales is recognized when a Company entity has delivered (or customer takes title) the product to locations specified by its customers and the customers have accepted the product in accordance with the sales contract. Flower products are sold to certain strategic and/or valued customers with volume discounts and these customers also have the right to return product for thirty days. Revenue from these sales is recorded based on the contracted price less the estimated volume discount and returns at the time of sale. Experience and projections are used to estimate the anticipated volume of sales and returns. Other customers are given a right to return the product within seven days of delivery. Past experience and projections are used to estimate and provide for such returns at the time of sale. The Company does not operate any customer loyalty program. Revenue from sales to licensed manufacturers is, in most cases, recognized when a Company entity has delivered the product to the manufacturer. In other cases, revenue to manufacturers is recognized when the manufacturer takes title.



NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b) **Sale of manufactured product – Extracts, oils, concentrates, tinctures and balms**. The Company sells manufactured cannabis products to other Massachusetts licensed manufacturers and retailers. Revenue from these customers is recognized when a Company entity delivers the products to its customers and it is probable that the product will not be returned. Customers are given a right to return the product within seven days of delivery unless the product is sold to certain strategic and/or valued customers with volume discounts. These customers have the right to return product for thirty days. Past experience and projections are used to estimate and provide for returns at the time of sale. The Company does not operate any customer loyalty program.   Revenue from sales to licensed manufacturers is, in most cases, recognized when a Company entity has delivered the product to the manufacturer. In other cases, revenue to manufacturers is recognized when the manufacturer takes title.

(c) **Merchandise sales** – the company intends to sell cannabis themed and non-cannabis related merchandise to customers through a web-based storefront. Revenue from these sales is recognized when the Company ships the products to its customers, and it is probable that the product will not be returned. Customers are given a right to return the product within thirty days of delivery. Past experience and projections are used to estimate and provide for returns at the time of sale. The Company does not operate any customer loyalty program. Revenue from sales to licensed resellers is, in most cases, recognized when the Company has delivered the product to the reseller. In other cases, revenue to licensed resellers is recognized when the reseller takes title.

(d) **Interest income** - Interest income, including income arising from finance leases and other financial instruments, is recognized using the effective interest method.

(e) **Dividend income** - Dividend income is recognized when the right to receive payment is established.



NOTE 2:   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued**

Services-Related Revenue

Outsourcing - Revenues associated with outsourcing services are generally recognized as services are rendered, which is generally on the basis of the hours spent on projects, or the number of accounts or transactions processed.   Information technology processing revenues are recognized as services are provided to the customer, generally at the contractual selling prices of resources consumed or capacity utilized by our customers. In those service arrangements where final acceptance of a system or solution by the customer is required, revenue is deferred until all acceptance criteria have been met. Revenues on cost reimbursable contracts are recognized by applying an estimated factor to costs as incurred, determined by the contract provisions and prior experience. Revenues on unit-price contracts are recognized at the contractual selling prices as work is completed and accepted by the customer. Revenues on time and material contracts are recognized at the contractual rates as the labor hours and direct expenses are incurred.

Revenues on certain fixed price contracts where we provide system development and implementation services are recognized over the contract term based on the percentage of development and implementation services that are provided during the period compared with the total estimated development and implementation services to be provided over the entire contract using the percentage-of-completion accounting methodology. These services require that we perform significant, extensive and complex design, development, modification or implementation of our customers' systems. Performance will often extend over long periods, and our right to receive future payment depends on our future performance in accordance with the agreement.

The percentage-of-completion methodology involves recognizing probable and reasonably estimable revenue using the percentage of services completed, on a current cumulative cost to estimated total cost basis, using a reasonably consistent profit margin over the period

Revenues earned in excess of related billings are accrued, whereas billings in excess of revenues earned are deferred until the relate services are provided. We recognize revenues for non-refundable, upfront implementation fees on a straight-line basis over the period between the initiation of the ongoing services through the end of the contract term.



NOTE 2: **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued**

Other Revenue Recognition Policies

Multiple Element Arrangements - we intend to enter into the following revenue arrangements that may consist of multiple deliverables:

- Bundled lease arrangements, which typically include both lease deliverables and non-lease deliverables.
- Contracts for multiple types of outsourcing services, as well as professional and value-added services. For instance, we may contract for an implementation or development project and also provide services to operate the system over a period of time; or we may contract to process transactions, and scan, manage and store customer documents.

We expect that in substantially all of our multiple element arrangements, we will be able to separate the deliverables since we normally will meet both of the following criteria:
- The delivered item(s) has value to the customer on a stand-alone basis; and
- If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control

Consideration in a multiple-element arrangement is allocated at the inception of the arrangement to all deliverables on the basis of the relative selling price. When applying the relative selling price method, the selling price for each deliverable is primarily determined based on vendor-specific objective evidence, or third-party evidence of the selling price. The above noted revenue policies are then applied to each separated deliverable, as applicable

Allowance for Doubtful Accounts and Evaluation of Credit Quality

Our receivables are entirely within the Commonwealth of Massachusetts.

We maintain an allowance for doubtful accounts for estimated losses that result from the failure or inability of our customers to make required payments. When determining the allowance, we consider the probability of recoverability of accounts receivable based on past experience, taking into account current collection trends as well as general economic factors, including bankruptcy rates. Credit risks are assessed based on historical write-offs, net of recoveries, as well as an analysis of the aged accounts receivable balances with allowances generally increasing as the receivable ages.



NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Allowance for Doubtful Accounts and Evaluation of Credit Quality - continued
Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as pending bankruptcy or catastrophes. The analysis of receivables is performed monthly, and the allowances are adjusted accordingly.

We generally establish customer credit limits and estimate the allowance for doubtful accounts on a customer by customer and/ or geographic basis. We establish credit limits based upon an initial evaluation of the customer's credit quality and adjust that limit accordingly based upon ongoing credit assessments of the customer, including payment history and changes in credit quality.

The allowance for doubtful accounts represents an estimate of the losses expected to be incurred from the Company's accounts receivables. The level of the allowance is determined on an aggregate basis by applying projected loss rates to our customers. This loss rate is primarily based upon historical loss experiences adjusted for judgments about the probable effects of relevant observable data including current economic conditions as well as delinquency trends, resolution rates, the aging of receivables, credit quality indicators and the financial health of specific customer classes or groups. We consider all available information in our quarterly assessments of the adequacy of the allowance for doubtful accounts. The identification of account-specific exposure is a significant factor in establishing the allowance for doubtful accounts receivables. Our policy and methodology used to establish our allowance for doubtful accounts has been consistently applied over all periods presented.

We evaluate our customers based on the following credit quality indicators:

Grade A: This rating includes accounts with excellent to good business credit, asset quality and the capacity to meet financial obligations. These customers are less susceptible to adverse effects due to shifts in economic conditions or changes in circumstance. The rating generally equates to a Standard & Poor's ("S&P") rating of BBB- or better. Loss rates in this category are normally minimal at less than 1%.

Grade C: This rating includes accounts with average credit risk that are more susceptible to loss in the event of adverse business or economic conditions. This rating generally equates to a BB S&P rating. Although we expect to experience higher loss rates associated with this customer class, we believe the risk is somewhat mitigated by the fact that our sales will be fairly well dispersed across a large and diverse customer base. Loss rates in this category are generally in the range of 2% to 4%



NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Allowance for Doubtful Accounts and Evaluation of Credit Quality

Grade D (Substandard): This rating includes accounts that have marginal credit risk such that the customer's ability to make repayment is impaired or may likely become impaired. We use numerous strategies to mitigate risk including higher rates of interest, prepayments, personal guarantees, etc. Accordingly, there is a distinct possibility for a loss due to customer default. The loss rates in this category are around 10%. Any customer who falls into this category will be closely monitored and placed on cash on delivery terms.

Credit quality indicators are updated at least annually, and the credit quality of any given customer can change during the life of our relationship.

The aging of our receivables is based upon the number of days an invoice is past due. Receivables that are more than 90 days past due are considered delinquent. Receivable losses are charged against the allowance when management believes the un-collectability of the receivable is confirmed and is generally based on individual credit evaluations, results of collection efforts and specific circumstances of the customer. Subsequent recoveries, if any, are credited to the allowance

We accrue interest on any receivable past 30 days. However, interest revenue for such billings is only recognized if collectability is deemed reasonably assured.

NOTE 3:   CONDITIONS AND EVENTS GIVING RISE TO SUBSTANTIAL DOUBT ABOUT THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN

FASB Accounting Standards Update (ASU) 2014-15 changed the disclosure requirements of the going concern concept for organizations with annual periods ending after December 15, 2016. This new standard makes organizational management responsible for assessing going concern internally.

The new FASB update defines a going concern issue as "substantial doubt that the entity will be able to meet its obligations as they become due within one year after the date that the financial statements are issued."

Management is required to assess the conditions that may make financial statement users doubt the entity's ability to continue as a going concern. Management must also assess whether there are effective plans in place to alleviate these conditions.

Management has determined that the substantial doubt is able to be mitigated through management plans.



NOTE 3:   CONDITIONS AND EVENTS GIVING RISE TO SUBSTANTIAL DOUBT ABOUT THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN - continued

In making our determination, management considered such items as negative trends in operating results, loan defaults, denial of trade credit from suppliers' uneconomical long-term commitments, and legal proceedings in deciding if there is a substantial doubt about the Company's ability to continue as a going concern.

Negative trends were also considered in our analysis—for example, recurring operating losses, working capital deficiencies, negative cash flows from operating activities, and adverse key financial ratios.

Both internal and external matters were analyzed including team member composition and commitment, substantial dependence on the success of a particular project, uneconomic long-term commitments, the need to significantly revise operations, legal proceedings and possible legislative matters.

Our management plans to mitigate the going concern issue include:

- Plans to continue to borrow money from existing shareholders,
- Plans to increase ownership equity,
- Plans to reduce or delay expenditures.

Specifically,

Shareholders have agreed to continue to fund the Company as necessary for the next year.

The Company has a feasible plan to increase ownership equity through the issuance of convertible promissory notes (SAFE notes). We believe that this element is particularly significant to overcoming the adverse effects of the going concern conditions.

The Company has entered into a contract with MainVest.com to facilitate a "Crowd Funding" raise of between $150,000 and $500,000 dollars.

MainVest.com is a "funding Portal" and is registered by the Securities and Exchange Commission (SEC). MainVest.com is also required to be a member of the Financial Industry Regulatory Authority (FINRA), which is the self-regulatory organization for broker-dealers, and which oversees all "funding portals."



NOTE 3:   CONDITIONS AND EVENTS GIVING RISE TO SUBSTANTIAL DOUBT ABOUT THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN

In general, "Regulation Crowdfunding" (Regulation CF), provides an exemption from the registration requirements for securities-based crowdfunding allowing companies to offer and sell up to $1.07 million of their securities, within any 12-month period, without having to register the offering with the SEC.

Discussions with the management of MainVest has led us believe that this capital will be raised within 90 days of public announcement.

Net distribution of funds can occur once the minimum raise amount of 150,000 is received.

Our plans to reduce or delay expenditures are constantly ongoing.

NOTE 4:   SUBSEQUENT EVENTS

Subsequent events are events or transactions that occurred subsequent to the balance sheet date, but prior to the issuance of the financial statements and accountant's report, that have a material effect on the financial statements.

Management has evaluated subsequent events through April 14th, 2019, which represents the date the Consolidated Financial Statements were issued and have determined that the following events after the balance sheet date would have a material impact on the next or future fiscal years.

On April 5th, and April 9th, 2019 the Company formed two regular C-Corporations organized under the General Laws of the Commonwealth of Massachusetts. Wheelhouse America, Inc has been formed to be the parent company of all individual state companies. Wicked Frosty Farms – Ma, Inc. has been formed to hold the appropriate cannabis license(s) and to manage the actual cultivation activities within the Commonwealth of Massachusetts.

The names of the corporations are as follows:

- **Wheelhouse America, Inc**
- **Wicked Frosty Farms - Ma, Inc**



NOTE 5:   RISK MANAGEMENT ACTIVITIES AND FAIR VALUE MEASUREMENTS

As a cannabis company with federally illegal product offerings, we are exposed to prosecution and asset forfeiture risks. In addition, we are exposed to market risks, such as changes in interest rates, commodity and cannabis prices. We evaluate exposures on a centralized basis to take advantage of natural exposure correlation and netting. To the extent we choose to manage volatility associated with the net exposures, we may enter into various financial transactions which we account for using the applicable accounting guidance for derivative instruments and hedging activities.   These financial transactions are governed by our policies covering acceptable counterparty exposure, instrument types and other hedging practices. At inception, we formally designate and document qualifying instruments as hedges of underlying exposures. We formally assess, at inception and at least quarterly, whether the financial instruments used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Fluctuations in the value of these instruments generally are offset by changes in the value or cash flows of the underlying exposures being hedged. This offset is driven by the high degree of effectiveness between the exposure being hedged and the hedging instrument. The ineffective portion of a change in the fair value of a qualifying instrument is immediately recognized in earnings.

Interest Rate Risk Management - Our policy is to manage interest cost using a mixture of fixed-rate and variable-rate debt. To manage this risk in a cost-efficient manner, we may enter interest rate swaps whereby we agree to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to a notional amount. Interest rate swaps that meet specific accounting criteria are accounted for as fair value or cash flow hedges. For fair value hedges, the changes in the fair value of both the hedging instruments and the underlying debt obligations are immediately recognized in interest expense. For cash flow hedges, the effective portion of the changes in fair value of the hedging instrument is reported in Other Comprehensive Income (OCI) and reclassified into interest expense over the life of the underlying debt. The ineffective portion for both cash flow and fair value hedges, is immediately recognized in earnings.

Commodity Risk Management - Certain raw materials used in our products or production processes are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. To manage the volatility related to anticipated purchases of certain of these materials, we may, on a limited basis, use futures and options with maturities generally less than one year and swap contracts with maturities up to five years.



NOTE 6:   SHORT-TERM BORROWINGS AND LINES OF CREDIT

As of December 31, 2018, and March 31, 2019, there were no outstanding borrowings or letters of credit under any credit facility and no outstanding borrowings under any commercial paper program.

The Company plans to obtain a credit facility in the future at an amount yet to be determined that provides revolving credit support for our operations. This uncommitted credit facility would provide the Company with the ability to make unsecured borrowings which are priced at fixed rates based upon market conditions at the time of funding in accordance with the terms of the credit facility.

NOTE 7:   SAFE NOTES

The Company plans to issue unsecured, non-interest-bearing convertible notes in the near future. The notes do not have a maturity date. The notes will be in the form of a security called SAFE notes and will be issued under the Crowdfunding Exemption of the Securities and Exchange Commission.

SAFE (Simple Agreement for Future Equity) notes are a simpler alternative to convertible notes. They were created in 2013 by Y Combinator, a Silicon Valley accelerator, and allow startups to structure seed investments without interest rates or maturity dates.

A SAFE note is a convertible security that, like an option or warrant, allows the investor to buy shares of a Company in a future priced round. It addresses many of the drawbacks and challenges posed by convertible notes and management believes they are an equitable option for both our investors and the Company's founders. The Company prefers SAFE notes because, unlike convertible notes, they are not debt and therefore do not accrue interest. Since SAFE notes are not a debt instrument, there is no maturity or end date.

The SAFE notes contain conversion discounts of 15% and certain restrictive covenants, none of which is expected to impact the Company's capital resources, liquidity or capital resources. The SAFE Notes can convert to equity upon the completion of a qualified financing round.

The Company will book the SAFE notes as a convertible security under equity. The accounting treatment for convertible securities is "is the same as a naked warrant with no exercise price. Therefore, we will Debit Cash (for the payment received from the investor) and Credit Other Paid in Capital – SAFE notes (in the Stockholder's Equity section of the financial statements)."

The details of each noteholder's investment will be tracked on the company's capitalization table like other convertible securities (i.e., – warrants, options).



NOTE 8: SHAREHOLDER'S / MEMBER'S EQUITY

Wheelhouse Capital Investments, Inc., has authorized Common stock shares of 1,075,000 (no par value) at March 31, 2019 of which 5,950 Class F Common shares have been issued and are outstanding. After restructuring the common stock will be comprised of three classes – Class A Common, Class B Common and Class F Common. Class A Common stock has one vote per share. Class B Common are non-voting shares. Class F Common stock have ten votes per share. With respect to dividend rights and rights on liquidation, winding up and dissolution, the Class A Common stock, Class B Common stock and Class F Common stock rank equal.

After restructuring there will be 290,000 shares of Class A Common stock, 190,000 shares of Class B Common stock and 595,000 shares of Class F Common stock. Shares are to be issued as agreed to by the founders in their respective Shareholder Agreements. Approximately .0055% of the authorized shares of Common Class F and 0% of the Common Class A shares will be issued. Class B Common shares will be used for employee options and none will be issued until formal option plan(s) are adopted.

After restructuring is complete each corporation, except for WCI will have the following number of Common, no-par shares authorized:
- Common Class A   150,000
- Common Class B   50,000
- Common Class F   75,000

There will be 1,500 member units issued and outstanding for the remaining LLC (Wicked Frosty Farms, LLC). As part of the restructuring, the member units of Dublivery Services, LLC will be exchanged for Class F Common stock in Dublivery, Inc on a one for one basis
The Company may develop a share repurchase program that would be executed through purchases made from time to time through private transactions. Shares purchased under the share repurchase program will be retired and returned to authorized and unissued status.

The holders of all ordinary shares are entitled to share equally in dividends declared by the Board of Directors. In the event of a winding-up or dissolution of the Company, the ordinary shareholders share equally and ratably in the assets of the Company, after payment of all debts and liabilities of the Company and after liquidation of any issued and outstanding preferred shares. At December 31, 2017, no preferred shares were issued or outstanding. The Board of Directors is authorized to establish the rights and restrictions for preferred shares as they deem appropriate.



NOTE 9:   ACCOUNTING FOR SHARE-BASED PAYMENT

We account for share-based payment arrangements using GAAP standards for share-based awards. Our accounting under these standards may affect our ability to fully realize the value shown on our Consolidated Statement of Position of deferred tax assets associated with compensation expense. Full realization of these deferred tax assets requires stock options to be exercised at a price equaling or exceeding the sum of the exercise price plus the fair value of the options at the grant date. The provisions of GAAP standards for share-based awards do not allow a valuation allowance to be recorded unless our future taxable income is expected to be insufficient to recover the asset. Accordingly, there can be no assurance that the current stock price of our common shares will rise to levels sufficient to realize the entire tax benefit that may be currently reflected in our Consolidated Statement of Position.

Overview of our planned Share-Based Payment Plans

The Company plans to have, and is in the process of evaluating, equity incentive plans (Incentive Plans) under which the Company may grant share-based awards to key employees and non-employee directors. The Company also plans to adopt an employee stock purchase plan (the ESPP) that allows employees to purchase Company shares at a discount through payroll deductions. These plans will contain a nondiscretionary anti-dilution provision that is designed to equalize the value of an award as a result of an equity restructuring. The Company will recognize share-based payment expenses in SG&A expense on the Consolidated Statements of Operations

For all share-based payment awards, the expense recognized will be adjusted for estimated forfeitures where the requisite service is not expected to be provided. Estimated forfeiture rates will be developed based on the Company's analysis of historical forfeiture data for homogeneous employee groups. General terms and methods of valuation for the Company's share-based awards are as follows:

Stock Options - Stock options will generally have terms of seven years, with one-seventh of each grant vesting each year for seven years and are assigned an exercise price equal to the estimated fair value (as determined by the Board of Directors after consultation with a qualified outside business valuation expert) of the Company's common stock on the date of grant. These options will be expensed on a straight-line basis over the grant vesting period, which is considered to be the requisite service period. A formal stock option plan has not been adopted and no stock options have been granted to date.



NOTE 9:   ACCOUNTING FOR SHARE-BASED PAYMENT - continued

Performance Accelerated Restricted Stock Awards (PARS) - PARS will be valued at the fair value price of a share of the Company's common stock on the date of grant. In general, these awards will vest at the end of a five-year service period from the date of grant, unless performance acceleration goals are achieved, in which case, awards vest 50% at the end of three years or 100% at the end of four years. The performance acceleration goals are based on targeted Company KPI's as will be defined in the PARS agreement. PARS will be are expensed on a straight-line basis over the shorter of the explicit service period related to the service condition or the implicit service period related to the performance conditions, based on the probability of meeting the conditions. The Company will use historical data to estimate the timing and amount of forfeitures. A formal Performance Accelerated Restricted Stock Award plan has not been adopted and No PARS have been granted to date.

Performance-Based Restricted Stock Awards (PBRSAs)- Performance-based restricted stock awards will be valued at the fair value price of a share of the Company's common stock on the date of grant. In general, 25% to 100% of the awards will vest at the end of a five-year service period from the date of grant based upon the achievement of a threshold and target performance goal specified in the performance-based restricted stock agreement. The performance goal will be based on targeted Company KPI's as defined in the performance-based restricted stock agreement. These awards will be expensed on a straight-line basis over the requisite service period, based on the probability of achieving the performance goal. If the performance goal is not met, no compensation cost is recognized, and any previously recognized compensation cost is reversed. The Company will use historical data to estimate the timing and amount of forfeitures. A formal Performance Based-Restricted Stock Award plan has not been adopted and no PBARSAs have been granted to date.

Restricted Stock Awards - Restricted stock awards will be valued at the fair value price of a share of the Company's common stock on the date of grant. In general, these awards vest at the end of a three- to five-year period from the date of grant and are expensed on a straight-line basis over that period, which is the requisite service period. The Company will use historical data to estimate the timing and amount of forfeitures. A formal Restricted Stock Award plan has not been adopted and no RSAs have been granted to date.

Deferred Stock Units (DSU) - Deferred stock units will be valued at the fair value price of a share of the Company's common stock on the date of grant. For non-employee Directors, these awards vest immediately and are expensed on the grant date. A formal Deferred Stock Unit Award plan has not been adopted and no DSUs have been granted to date.



NOTE 9:   ACCOUNTING FOR SHARE-BASED PAYMENT - continued

Restricted Stock Units (RSU's) - Restricted stock units will not have dividend rights and are valued at the fair value price of a share of the Company's common stock on the date of grant less the present value of dividends expected during the requisite service period. In general, these awards vest at the end of a three-year period from the date of grant and are expensed on a straight-line basis over that period, which is the requisite service period. The Company will use historical data to estimate the timing and amount of forfeitures. A formal Restricted Stock Unit Award plan has not been adopted and no RSUs have been granted to date.

Employee Stock Purchase Plan (ESPP) - The purchase price of the shares under the ESPP will equal 85% of the fair value price on the date of purchase. The Company's share-based payment expense is equal to 15% of the fair value price on the date of purchase. The ESPP is considered a liability award and is measured at fair value at each reporting date, and the share-based payment expense is recognized over the six-month offering period. A formal Employee Stock Purchase Plan has not been adopted and no company stock has been purchased to date.

NOTE 10:   EMPLOYEE RETIREMENT PLANS

Substantially all our employees are expected to be covered by one of our pension and death benefit plans. The Company plans to maintain a defined contribution retirement plan for its eligible employees (the 401(k) Plan). Employees will be eligible to participate in the 401(k) Plan six months after the commencement of their original date of service. Eligible employees are automatically enrolled in the 401(k) Plan at a 1% deferral rate, unless the employee elects otherwise. The Company will make contributions to the 401(k) Plan each payroll period, based upon a matching formula applied to employee deferrals (the Company match). Plan participants will be eligible to receive the Company match after completing six months of continuous service. The Company match varies based on how much the employee elects to defer up to a maximum of 5% of eligible compensation. The Company match will be invested identically to employee contributions and will vest immediately in the participant accounts. The Company plans to maintain a Benefit Restoration Plan to supplement benefits provided under the 401(k) Plan to plan participants whose benefits are restricted because of certain provisions of the Internal Revenue Code. This plan provides for employee salary deferrals and employer contributions in the form of a company match.

The Company plans to maintain a non-qualified deferred compensation program to be called the Wheelhouse Cash Deferral Plan. This plan will be designed to permit certain employees to defer receipt of portions of their compensation, thereby delaying taxation on the deferral amount and on subsequent earnings until the balance is distributed. This plan does not provide for employer contributions.



NOTE 11:   INCOME TAXES

The Company is a regular or "C" Corporation.

Under Generally Accepted Accounting Principles we account for taxes using the "Asset-liability method. Which is the only method accepted by GAAP.

For book purposes all Organizational and Start-up expenditures have been expensed.

For tax purposes all Organizational and Start-up expenditures have been capitalized and will be amortized over 180 months.

The Company is subject to examination by federal and state taxing authorities. The Company and our subsidiaries file income tax returns in the United States and the Commonwealth of Massachusetts.

The Company is subject to 26 U.S. Code § 280E. Expenditures in connection with the illegal sale of drugs, which states:

> No deduction or credit shall be allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of schedule I and II of the Controlled Substances Act) which is prohibited by Federal law or the law of any State in which such trade or business is conducted.

As such, the only adjustment allowed to the Company for any of its cannabis touching entities is for Cost of Goods Sold.

The Company is subject to taxes in accordance with the U.S. federal rates and regulations prescribed by the U.S. Internal Revenue Service ("IRS"). The Company's federal taxable income is generally expected to be taxed at a marginal rate of 21 - 50% (due to deductibility limits imposed under IRC Section 280E)

The Company is organized in the Commonwealth of Massachusetts and is subject to taxes in accordance with the Massachusetts General Laws, state rates and regulations as prescribed by the Department of Revenue ("DOR"). The Company's state taxable income is generally expected to be taxed at a marginal rate of 8 – 16% (due to deductibility limits imposed under IRC Section 280E for which the Commonwealth has yet to conform its tax regulations to account for legalized cannabis sales within the state).



NOTE 11:   INCOME TAXES - continued

Income taxes are recognized for the amount of taxes payable for the current year and for the impact of deferred tax assets and liabilities, which represent future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. Deferred tax assets and liabilities are established using the enacted statutory tax rates and are adjusted for any changes in such rates in the period of change.

The Company establishes deferred income tax assets and liabilities for temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the computed tax basis of those assets and liabilities. The tax effects of such differences are reflected in the Consolidated Statement of Position at the enacted tax rates expected to be in effect when the differences reverse.

Under GAAP standards, the tax basis of assets and liabilities are based on amounts that meet the recognition threshold and are measured pursuant to the measurement requirement in those standards.

At December 31, 2018, a deferred tax asset (gross amount) of approximately $46,500 (offset by a matching contra account) has been recorded on the Company's books. The deferred tax asset consists primarily of the timing difference relating to book and tax treatment of organizational and start-up costs.

At December 31, 2018, the Company had a net operating loss carry forward of approximately $49,000 which can be carried forward for a period of 20 years from the year the loss occurred and therefore will expire in years 2037 and 2038.

Based on the likelihood of the Company generating sufficient taxable income to realize the future tax benefit, management believes it is more likely than not that the Net Operating Loss Carryforward will be fully realized in the future. A deferred tax asset associated with the net operating loss carried forward has not been booked due to the current uncertainty of future tax rates and the complexity of Section 280E. Management believes that under the principle of conservatism this proper.

To the extent allowed by GAAP, we provide valuation allowances against any deferred tax assets to reduce the carrying amount of deferred tax assets for which the realization is uncertain. A valuation allowance is recorded if it is more likely than not that all or a portion of the asset will not be realized.

The Company has not taken any tax positions that are subject to uncertainty or that are reasonably likely to have a material impact to the Company.



NOTE 11: INCOME TAXES - continued

We review items regularly in light of changes in federal and state tax laws and changes in our business. We report, on a net basis, taxes imposed by governmental authorities on revenue-producing transactions between us and our customers in our consolidated statements of operations.

The tax balances and income tax expense recognized by the Company are based on management's interpretation of the tax statutes of multiple jurisdictions. The Company establishes a liability for tax positions for which there is uncertainty as to whether the position will be ultimately sustained. The Company includes interest related to tax issues as part of net interest on the consolidated financial statements. The Company records any applicable penalties related to tax issues within the income tax provision.

As required by GAAP, we recognize the financial statement effects of a tax return position when it is more likely than not, based on the technical merits, that the position will ultimately be sustained. For tax positions that meet this recognition threshold, we apply our judgment, taking into account applicable tax laws, our experience in managing tax audits and relevant generally accepted accounting principle, to determine the amount of tax benefits to recognize in our financial statements. For each position, the difference between the benefit realized on our tax return and the benefit reflected in our financial statements is recorded on our balance sheet as an unrecognized tax benefit (UTB). We update our unrecognized tax benefits at each financial statement date to reflect the impacts of audit settlements and other resolution of audit issues, expiration of statutes of limitation, developments in tax law and ongoing discussions with taxing authorities.

We record interest and penalties related to federal and state unrecognized tax benefits in income tax expense.

The IRS or the Commonwealth of Massachusetts has not begun any income tax examinations. At this time, we are unable to estimate the impact of Section 280E on our unrecognized tax benefits.

NOTE 12: LEASES

As of the year ended December 31, 2018, and the three-month period ended March 31, 2019, the Company has not entered into any contracts that are required to be capitalized.

Rental Payments under Cancelable Operating Leases.

Office Space: the company has an oral lease for office space in Salem, Ma which is on a month to month basis. The monthly rental is $450.00.



NOTE 13:   COMMITMENTS, CONTINGENCIES, RISKS and UNCERTAINTIES

Commitments
The company has entered into a fundraising contract with MainVest.com. Under the terms of the contract the Company would be liable for all reasonable out-of-pocket expenses incurred by MainVest if the Company terminates the contract. As of April 14, 2019, the Company does not have any plans to terminate this contract.

Risks and Uncertainties
The Company is exposed to various risks of loss related to torts; theft of, damage to, and destruction of assets; errors and omissions; injuries to employees; and natural disasters. The Company is also at risk of federal seizure of all assets due to the nature of its business.

Litigation
From time to time in the normal course of business, the Company may be involved in formal and informal dispute resolution procedures, which may include arbitration or litigation, the outcomes of which determine the rights and obligations under the Company's contractual agreements. In some disputes, the Company may seek to enforce its rights under an agreement or to collect funds owing to it. In other matters, the Company may resist attempts by others to collect funds or enforce alleged rights. While the final outcome of legal disputes cannot be predicted with certainty, the Company does not believe that any existing dispute, when finally resolved, will have a material adverse effect on the Company's business, financial condition or operating results.

 The Company is not currently involved in any legal proceedings.

As of the year-ended December 31, 2018, and the three-month period ended March 31, 2019, there were no material commitments, contingencies or contingent liabilities.

As of March 31, 2019, the Company had 4 non-binding Memos of Understanding related to providing future cannabis products once the operating companies are producing products.

Guarantees - In conjunction with certain transactions, primarily issuance of securities, we may provide routine indemnifications (e.g., indemnification for representations and warranties) for which terms range in duration and, in some circumstances, are not explicitly defined. The maximum obligation under some indemnifications is also not explicitly stated and, as a result, the overall amount of these obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of security issuance, we have not made any payments for these indemnifications. We believe that if we were to incur a loss on this matter, the loss would/could have a material effect on our financial position, results of operations or cash flows.



Supplemental Schedules



Wheelhouse Capital Investments, Inc.

Consolidated Supplemental Schedule of Marketing, Selling and General & Administrative Expenses

For the period ended January 1, 2018 through December 31, 2018
See Independent Accountants' Review Report

	Wicked Frosty Farms, LLC.	Dublivery Services, Inc.	Noble Venture Manufacturing, Inc.	Totals
Marketing and Selling				
Marketing Expenses	6,821	-	-	6,821
Sales Expenses	-	-	-	-
Advertising				
Total Market & Selling	6,821	-	-	6,821
General & Administrative				
Parking Reimbursement	80	-	-	80
Commissions & Fees	4,000	-	-	4,000
Legal fees	11,487	-	-	11,487
Tax preparation fees	750	-	-	750
Other professional fees	13,021	-	-	13,021
Rent - Office	800	-	-	800
Office Expense	198	-	-	198
Supplies - Other	-	-	-	-
Permits & Fees	35	-	-	35
Web site fees	407	-	-	407
Software License Fees	80	-	-	80
Memberships	480	-	-	480
Books & Subscriptions	914	-	-	914
Small tools & Equipment	2,905	-	-	2,905
Miscellaneous expenses	-	-	-	-
Convention Expenses	1,280	-	-	1,280
License Acquisition Costs	-	-	-	-
Team Meeting Expenses	-	-	-	-
Annual Report Fees	500	500	-	1,000
Total General & Administrative	36,937	500	-	37,437

See accompanying notes to the financial statements



Wheelhouse Capital Investments, Inc.

Consolidated Supplemental Schedule of Marketing, Selling and General & Administrative Expenses

For the period ended January 1, 2019 through March 31, 2019
See Independent Accountants' Review Report

	Wicked Frosty Farms, LLC.	Dublivery Services, Inc.	Noble Venture Manufacturing, Inc.	Wheelhouse Capital Investments, Inc.	Totals
Marketing and Selling	-	-	-	-	-
Marketing Expenses	-	-	-	-	-
Sales Expenses	-	-	-	-	-
Advertising					
Total Market & Selling	-	-	-	-	-
General & Administrative					
Parking Reimbursement	-	-	-	-	-
Commissions & Fees	-	-	-	-	-
Legal fees	4,994	-	-	629	5,623
Tax preparation fees	-	-	-	-	-
Other professional fees	-	-	-	-	-
Rent - Office	450	-	-	-	450
Office Expense	649	-	-	115	764
Supplies - Other	-	-	-	-	-
Meals	95	-	-	-	95
Permits & Fees	-	-	-	-	-
Web site fees	-	-	-	24	24
Software License Fees	198	-	-	-	198
Memberships	-	-	-	-	-
Books & Subscriptions	1,510	-	-	-	1,510
Small tools & Equipment	473	-	-	-	473
Miscellaneous expenses	-	-	-	-	-
Convention Expenses	-	-	-	-	-
License Acquisition Costs	125	-	-	-	125
Team Meeting Expenses	33	-	-	-	33
Annual Report Fees	-	-	-	-	-
Total General & Administrative	8,527	-	-	768	9,295

S

See accompanying notes to the financial statements

37



Wheelhouse Capital Investments, Inc.

Consolidated Yearly Expenses from Inception: By Company
For the year ended December 31, 2018

See Independent Accountants' Review Report

	Wicked Frosty Farms, LLC.	Dublivery Services, Inc.	Noble Venture Manufacturing, Inc.	Totals
Marketing and Selling				
Marketing Expenses	6,821	-	-	6,821
Sales Expenses	-	-	-	-
Advertising				
Total Market & Selling	6,821	-	-	6,821
General & Administrative				
Parking Reimbursement	80	-	-	80
Commissions & Fees	4,000	-	-	4,000
Legal fees	12,613	1,168	-	13,781
Tax preparation fees	750	-	-	750
Other professional fees	13,021	-	-	13,021
Rent - Office	800	-	-	800
Office Expense	199	-	-	199
Supplies - Other	686	-	-	686
Meals	-	-	-	-
Permits & Fees	35	-	-	35
Web site fees	407	-	-	407
Software License Fees	80	-	-	80
Memberships	480	-	-	480
Books & Subscriptions	914	-	-	914
Small tools & Equipment	4,144	-	-	4,144
Miscellaneous expenses	276	-	-	276
Convention Expenses	1,280	-	-	1,280
License Acquisition Costs	-	-	-	-
Team Meeting Expenses	-	-	-	-
Annual Report Fees	500	500	-	1,000
Total General & Administrative	40,265	1,668	-	41,933

See accompanying notes to the financial statements

38



Wheelhouse Capital Investments, Inc.

Yearly Expenses from Inception – Wicked Frosty Farms, LLC

From the period of inception to December 31, 2018

See Independent Accountants' Review Report

	12/31/17	12/31/18	Totals 12/31/18
Marketing and Selling			
Marketing Expenses	-	6,821	6,821
Sales Expenses	-	-	-
Advertising			
Total Market & Selling	-	6,821	6,821
General & Administrative			
Parking Reimbursement	-	80	80
Commissions & Fees	-	4,000	4,000
Legal fees	1,126	11,487	12,613
Tax preparation fees	-	750	750
Other professional fees	-	13,021	13,021
Rent - Office	-	800	800
Office Expense	-	199	199
Supplies - Other	686	-	686
Permits & Fees	-	35	35
Web site fees	-	407	407
Software License Fees	-	80	80
Memberships	-	480	480
Books & Subscriptions	-	914	914
Small tools & Equipment	1,239	2,905	4,144
Miscellaneous expenses	276	-	276
Convention Expenses	-	1,280	1,280
Annual Report Fees	-	500	500
Total General & Administrative	3,327	36,938	40,265

See accompanying notes to the financial statements

39



Wheelhouse Capital Investments, Inc.

Yearly Expenses from Inception – Dublivery Services, LLC.

From the period of inception to December 31, 2018
See Independent Accountants' Review Report

	12/31/17	12/31/18	Totals 12/31/18
Marketing and Selling			
Marketing Expenses	-	-	-
Sales Expenses	-	-	-
Advertising			
Total Market & Selling	-	-	-
General & Administrative			
Parking Reimbursement	-	-	-
Commissions & Fees	-	-	-
Legal fees	1,168	-	1,168
Tax preparation fees	-	-	-
Other professional fees	-	-	-
Rent - Office	-	-	-
Office Expense	-	-	-
Supplies - Other	-	-	-
Permits & Fees	-	-	-
Web site fees	-	-	-
Software License Fees	-	-	-
Memberships	-	-	-
Books & Subscriptions	-	-	-
Small tools & Equipment	-	-	-
Miscellaneous expenses	-	-	-
Convention Expenses	-	-	-
Annual Report Fees	-	500	500
Total General & Administrative	1,168	500	1,668

See accompanying notes to the financial statements

40



Wheelhouse Capital Investments, Inc.

Yearly Expenses from Inception – Noble Venture Manufacturing, Inc

From the period of inception to December 31, 2018

See Independent Accountants' Review Report

	12/31/17	12/31/18	Totals 12/31/18
Marketing and Selling			
Marketing Expenses	-	-	-
Sales Expenses	-	-	-
Advertising			
Total Market & Selling	-	-	-
General & Administrative			
Parking Reimbursement	-	-	-
Commissions & Fees	-	-	-
Legal fees	-	-	-
Tax preparation fees	-	-	-
Other professional fees	-	-	-
Rent - Office	-	-	-
Office Expense	-	-	-
Supplies - Other	-	-	-
Permits & Fees	-	-	-
Web site fees	-	-	-
Software License Fees	-	-	-
Memberships	-	-	-
Books & Subscriptions	-	-	-
Small tools & Equipment	-	-	-
Miscellaneous expenses	-	-	-
Convention Expenses	-	-	-
Annual Report Fees	-	-	-
Total General & Administrative	-	-	-

See accompanying notes to the financial statements



Wheelhouse Capital Investments, Inc.

Consolidated Yearly Expenses from Inception: by Company

From the period of inception to March 31, 2019

See Independent Accountants' Review Report

	Wicked Frosty Farms, LLC.	Dublivery Services, Inc.	Noble Venture Manufacturing, Inc.	Wheelhouse Capital Investments, Inc.	Totals
Marketing and Selling					
Marketing Expenses	6,821	-	-	-	6,821
Sales Expenses	-	-	-	-	-
Advertising					
Total Market & Selling	6,821	-	-	-	6,821
General & Administrative					
Parking Reimbursement	80	-	-	-	80
Commissions & Fees	4,000	-	-	-	4,000
Legal fees	17,607	1,168	-	629	19,404
Tax preparation fees	750	-	-	-	750
Other professional fees	13,021	-	-	-	13,021
Rent - Office	1,250	-	-	-	1,250
Office Expense	848	-	-	115	963
Supplies - Other	686	-	-	-	686
Meals	95	-	-	-	95
Permits & Fees	35	-	-	-	35
Web site fees	407	-	-	24	431
Software License Fees	278	-	-	-	278
Memberships	480	-	-	-	480
Books & Subscriptions	2,424	-	-	-	2,424
Small tools & Equipment	4,617	-	-	-	4,617
Miscellaneous expenses	276	-	-	-	276
Convention Expenses	1,280	-	-	-	1,280
License Acquisition Costs	125	-	-	-	125
Team Meeting Expenses	33	-	-	-	33
Annual Report Fees	500	500	-	-	1,000
Total General & Administrative	48,792	1,668	-	768	51,228

See accompanying notes to the financial statements



Wheelhouse Capital Investments, Inc.

Yearly Expenses from Inception – Wicked Frosty Farms, LLC.

From the period of inception to March 31, 2019

See Independent Accountants' Review Report

	12/31/17	12/31/18	3/31/19	Totals 3/31/19
Marketing and Selling				
Marketing Expenses	-	6,821	-	6,821
Sales Expenses	-	-	-	-
Advertising				
Total Market & Selling	-	6,821	-	6,821
General & Administrative				
Parking Reimbursement	-	80	-	80
Commissions & Fees	-	4,000	-	4,000
Legal fees	1,126	11,487	4,994	17,607
Tax preparation fees	-	750	-	750
Other professional fees	-	13,021	-	13,021
Rent - Office	-	800	450	1,250
Office Expense	-	198	650	848
Supplies - Other	686	-	-	686
Meals	-	-	95	95
Permits & Fees	-	35	-	35
Web site fees	-	407	-	407
Software License Fees	-	80	197	277
Memberships	-	480	-	480
Books & Subscriptions	-	914	1,510	2,424
Small tools & Equipment	1,239	2,905	473	4,617
Miscellaneous expenses	276	-	-	276
Convention Expenses	-	1,280	-	1,280
License Acquisition Costs	-	-	125	125
Team Meeting Expenses	-	-	33	33
Annual Report Fees	-	500	-	500
Rounding	1	-	-	1
Total General & Administrative	3,328	36,937	8,527	48,792

See accompanying notes to the financial statements

43



Wheelhouse Capital Investments, Inc.

Yearly Expenses from Inception – Dublivery Services, LLC.

From the period of inception to March 31, 2019

See Independent Accountnts' Review Report

	12/31/17	12/31/18	3/31/19	Totals 3/31/19
Marketing and Selling				
Marketing Expenses	-	-	-	-
Sales Expenses	-	-	-	-
Advertising				
Total Market & Selling	-	-	-	-
General & Administrative				
Parking Reimbursement	-	-	-	-
Commissions & Fees	-	-	-	-
Legal fees	1,168	-	-	1,168
Tax preparation fees	-	-	-	-
Other professional fees	-	-	-	-
Rent - Office	-	-	-	-
Office Expense	-	-	-	-
Supplies - Other	-	-	-	-
Meals	-	-	-	-
Permits & Fees	-	-	-	-
Web site fees	-	-	-	-
Software License Fees	-	-	-	-
Memberships	-	-	-	-
Books & Subscriptions	-	-	-	-
Small tools & Equipment	-	-	-	-
Miscellaneous expenses	-	-	-	-
Convention Expenses	-	-	-	-
License Acquisition Costs	-	-	-	-
Team Meeting Expenses	-	-	-	-
Annual Report Fees	-	500	-	500
Total General & Administrative	1,168	500	-	1,668

See accompanying notes to the financial statements

44



Wheelhouse Capital Investments, Inc.

Yearly Expenses from Inception – Noble Venture Manufacturing, Inc

From the period of inception to March 31, 2019

See Independent Accountants' Review Report

	12/31/17	12/31/18	3/31/19	Totals 3/31/19
Marketing and Selling				
Marketing Expenses	-	-	-	-
Sales Expenses	-	-	-	-
Advertising				
Total Market & Selling	-	-	-	-
General & Administrative				
Parking Reimbursement	-	-	-	-
Commissions & Fees	-	-	-	-
Legal fees	-	-	-	-
Tax preparation fees	-	-	-	-
Other professional fees	-	-	-	-
Rent - Office	-	-	-	-
Office Expense	-	-	-	-
Supplies - Other	-	-	-	-
Meals	-	-	-	-
Permits & Fees	-	-	-	-
Web site fees	-	-	-	-
Software License Fees	-	-	-	-
Memberships	-	-	-	-
Books & Subscriptions	-	-	-	-
Small tools & Equipment	-	-	-	-
Miscellaneous expenses	-	-	-	-
Convention Expenses	-	-	-	-
License Acquisition Costs	-	-	-	-
Team Meeting Expenses	-	-	-	-
Annual Report Fees	-	-	-	-
Total General & Administrative	-	-	-	-

See accompanying notes to the financial statements

Wheelhouse Capital Investments, Inc.



Yearly Expenses from Inception – Wheelhouse Capital Investments, Inc.

From the period of inception to March 31, 2019

See Independent Accountants' Review Report

	12/31/17	12/31/18	3/31/19	Totals 3/31/19
Marketing and Selling				
Marketing Expenses	-	-	-	-
Sales Expenses	-	-	-	-
Advertising				
Total Market & Selling	-	-	-	-
General & Administrative				
Parking Reimbursement	-	-	-	-
Commissions & Fees	-	-	-	-
Legal fees	-	-	629	629
Tax preparation fees	-	-	-	-
Other professional fees	-	-	-	-
Rent - Office	-	-	-	-
Office Expense	-	-	115	115
Supplies - Other	-	-	-	-
Meals	-	-	-	-
Permits & Fees	-	-	-	-
Web site fees	-	-	24	24
Software License Fees	-	-	-	-
Memberships	-	-	-	-
Books & Subscriptions	-	-	-	-
Small tools & Equipment	-	-	-	-
Miscellaneous expenses	-	-	-	-
Convention Expenses	-	-	-	-
License Acquisition Costs	-	-	-	-
Team Meeting Expenses	-	-	-	-
Annual Report Fees	-	-	-	-
Total General & Administrative	-	-	768	768

See accompanying notes to the financial statements

46

